UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on April 20, 2017

ROYAL DUTCH SHELL PLC

NOTICE OF 2017 ANNUAL GENERAL MEETING
Royal Dutch Shell plc (the "Company") announces that its 2017 Annual General
Meeting (“AGM”) will be held at the Circustheater, Circusstraat 4, 2586 CW The
Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 23, 2017.  The
Notice of Annual General Meeting (the "Notice") can be viewed and downloaded from www.shell.com/agm.
The AGM will be webcast on the day so shareholders unable to attend in person can still follow proceedings. More information about the webcast arrangements can be found in the Notice and via the website referred to above.

SHAREHOLDER PRESENTATION, LONDON
A presentation has been arranged for shareholders at 11:00 (UK time) on Thursday
May 25, 2017 (two days after the AGM) at Central Hall Westminster, Storey’s
Gate, Westminster, London, SW1H 9NH, United Kingdom. The Chair, the Chief
Executive Officer, the Chief Financial Officer and the Company Secretary will be present.
This presentation is not part of the AGM. Further details can be found in the
Notice of Annual General Meeting.

NATIONAL STORAGE MECHANISM
In accordance with the Listing Rules, a copy of each of the documents below will be submitted to the National Storage Mechanism and available for inspection at:
http://www.morningstar.co.uk/uk/nsm.
Annual Report and Form 20-F for the year ended December 31, 2016
Notice of the 2017 Annual General Meeting
Notice of Availability of Shareholder Documents
Proxy Form relating to the 2017 Annual General Meeting

The Annual Report and Form 20-F for the year ended December 31, 2016 can also be viewed and downloaded from the Company’s website: www.shell.com/annualreport.
Printed copies of the Notice and associated documents have been despatched to those shareholders who have elected to receive paper communications.

April 20, 2017

Mark Edwards
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550
Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

..............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: April 20, 2017	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary